UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MakeMyTrip Limited
(Name of Issuer)

Ordinary shares, par value $0.0005 per share
Class B convertible ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

V5633W109
(CUSIP Number)

MIH Internet SEA Private Limited
80 Raffles Place
#33-00 UOB Plaza 1
Singapore
048624
Attn: Marian Ho Wui Mee
+65 6885 3610

with a copy to

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
Attn: David Mercado
+44 207 453 1060

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MIH Internet SEA Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Singapore

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,768,762 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,768,762 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,768,762 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.52%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 on the Schedule 13D (as defined below).  The Reporting Person beneficially owns 42,638,206 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”), and 1,130,556 ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Schedule 13D (as defined below).

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 60,303,845 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as per Section 3.02 of the Share Purchase Agreement (as defined below).

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Naspers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,768,762 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,768,762 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,768,762 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.52%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 on the Schedule 13D (as defined below).  The Reporting Person beneficially owns 42,638,206 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”) and 1,130,556 additional ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Schedule 13D (as defined below).

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 60,303,845 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as per Section 3.02 of the Share Purchase Agreement (as defined below).

CUSIP No. V5633W109

This Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on February 7, 2017 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0005 per share, and Class B convertible ordinary shares, par value $0.0005 per share, of MakeMyTrip Limited (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following:

MIH and MIH B2C have entered into a share purchase agreement (“Share Purchase Agreement”) dated as of April 26, 2019 with Ctrip.com International, Ltd., a company incorporated in the Cayman Islands (“Ctrip”), pursuant to which MIH agreed to exchange all of the 1,130,556 Ordinary Shares and 42,638,206 Class B Shares it currently holds in the Issuer for 4,108,831 fully paid ordinary shares, par value $0.01 per share, of Ctrip (the “Transaction”).  Upon the closing of the Transaction, the Reporting Persons will cease to be beneficial owners of Ordinary Shares and Class B Shares.  The Transaction is expected to close as soon as practicable in the second half of 2019 and is subject to customary closing conditions, including the requisite regulatory approvals.

A copy of the Share Purchase Agreement, including certain exhibits, is attached to this Amendment as Exhibit 99.1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
See Items 7 through 13 on the cover pages to the Amendment, which are incorporated by reference in their entirety into this Item 5(a).  As of the date of the filing of the Amendment, each of the Naspers Entities may be considered to beneficially own in aggregate 42,638,206 Class B Shares, representing 100% of the Issuer’s Class B Shares, and 1,130,556 Ordinary Shares, representing approximately 1.91% of the Issuer’s Ordinary Shares, by virtue of its direct and indirect ownership of all of the equity and voting power in MIH B2C and 91.29% of the equity and voting power in MIH.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Persons, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Schedule 13D.  Assuming conversion of the Class B Shares on a one-for-one basis, the Class B Shares and the Ordinary Shares beneficially owned by the Reporting Persons comprise approximately 42.92% of the Ordinary Shares of the Issuer.  The Reporting Persons are the beneficial owners of 42.92% of the voting power of the Issuer’s capital stock, which includes both Ordinary Shares and Class B Shares.  The percentage of Ordinary Shares beneficially owned is based upon 101,981,632 Ordinary Shares (including Ordinary Shares issuable upon conversion of the Class B Shares on a one-for-one basis).

(b)
As of the date of the filing of the Amendment, and as a result of the Reporting Persons’ beneficial ownership, in aggregate, of 42,638,206 Class B Shares and 1,130,556 Ordinary Shares, the Reporting Persons are deemed to beneficially own, in aggregate, by reason of the provisions of Rule 13d-3 under the Act, 43,768,762 Ordinary Shares.  The number of Ordinary Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to the Amendment, which are incorporated by reference in their entirety into this Item 5(b).  See Item 2 of the Schedule 13D for information on the Naspers Entities.

(c)	During the 60-day period preceding the date of filing of the Amendment, there have been no transactions effected by the Reporting Persons with respect to any Class B Shares or Ordinary Shares.

(d)	MIH is currently the only person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Shares or Ordinary Shares.

(e)	Not applicable.

CUSIP No. V5633W109

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the execution of the Share Purchase Agreement, the Issuer, MIH and MIH B2C signed on April 26, 2019 a guarantee agreement (“Guarantee Agreement”) pursuant to which, among other matters, MIH B2C provided a written guarantee, effective upon the closing of the Transaction, to the benefit of the Issuer in compliance with Section 13.01(c) of the Transaction Agreement.

A copy of the Guarantee Agreement is attached to this Amendment as Exhibit 99.2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Share Purchase Agreement
Exhibit 99.2	Guarantee Agreement

CUSIP No. V5633W109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2019

MIH Internet SEA Private Limited

By:
Name: Roger Clark Rabalais
Title: Director

Naspers Limited

By:
Name: Pat Kolek
Title: Group Chief Operating Officer